EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$4,360,788	$(4,270,635)	$(11,962,449)	$(16,512,656)	$(9,709,569)	$(3,496,945)
Add:
Total fixed charges	156,187	213,870	198,132	339,880	417,557	369,838
Amortization of capitalized interest	16,476	21,968	21,968	21,968	21,630	17,920
Subtract:
Interest capitalized	—	—	—	—	—	(20,238)

Total earnings (loss)	$4,533,451	$(4,034,797)	$(11,742,349)	$(16,150,808)	$(9,270,382)	$(3,129,425)

Fixed Charges:
Interest	$—	$—	$—	$171,663	$316,313	$316,185
Interest component of rental expense (1)	156,187	213,870	198,132	168,217	101,244	53,653
Depreciation and amortization related to indebtedness	—	—	—	—	—	—

Total Fixed Charges	$156,187	$213,870	$198,132	$339,880	$417,557	$369,838

Ratio of Earnings to Fixed Charges(2)	29.0	—	—	—	—	—
Deficiency in Earnings to
Cover Fixed Charges	$—	$4,248,667	$11,940,481	$16,490,688	$9,687,939	$3,499,263

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)	Earnings for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 were inadequate to cover fixed charges and, accordingly, no ratio to fixed charges is disclosed for those periods.